NovaGold Resources Inc.
Consolidated financial Statements
August 31, 2005

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Management’s Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. ('NovaGold' or the 'Company') is dated October 7, 2005 and provides an analysis of NovaGold's financial results for the three and nine months ended August 31, 2005 compared to the same periods in the previous year. At October 7, 2005 the Company had 72.6 million common shares issued and outstanding.

The following information should be read in conjunction with the Company's August 31, 2005 unaudited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2004 Annual Report. The Company's accounting policy for investments has been expanded to include accounting for investments acquired since November 30, 2004. When no significant influence exists, the Company accounts for its investments in shares of other resource companies as long term investments and records the investment at cost unless an other-than-temporary decline in value has been determined, in which case the investment is written down to market value. When the Company has significant influence the investment is accounted using the equity method. The Company's proportionate share of income and expenses are recorded and a corresponding entry is made to the investment account. Investments that are expected to be sold within one year are recorded as temporary investments. The Company's accounting policies have been consistently followed in preparation of these consolidated financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004. This guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not been material to the Company. All amounts are in Canadian dollars unless otherwise stated.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and also the Company's Nome, Alaska operations. NovaGold had $65.8 million of unrestricted cash at August 31, 2005 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company had a net loss of $1.5 million (or $0.02 per share) for its third quarter ended August 31, 2005, compared with a net loss of $0.3 million (or $0.00 per share) for the same quarter in 2004. The increase in the quarter's loss was mainly due to the exploration and mineral property write-downs of $0.5 million, a net loss of $0.3 million from an equity investment and higher wages and benefits of $0.2 million as a result of the Company's growth and increased activity in all aspects of its business. These results do not include the unrealized gain of $5.7 million, as at August 31, 2005, on the Company's investment in shares of US Gold Corp. acquired in July 2005.

Net revenues from the Company's Nome, Alaska land and gravel operations and interest income totaled $1.2 million for the third quarter of 2005, compared with $1.3 million in the same period in 2004. The reduction of $0.1 million is due to decreased land and gravel sales offset by higher interest income due to larger cash balances resulting from a private placement closed on July 7, 2005 for net proceeds of $59 million.

Expenses were $2.3 million for the third quarter ended August 31, 2005 compared with $1.5 million in the same quarter in 2004. During the quarter the Company incurred mineral property write-downs totaling $0.5 million, mainly related to current and prior period exploration expenditures on the Thunder Mountain property in Nevada; the option agreement on that property is being allowed to lapse because drilling results did not meet our target expectations. There was no comparative amount in the same period for the previous year. Corporate expenses were also higher in the third quarter of 2005 compared with the same period in 2004, mainly due to higher salaries and wages of $0.2 million, higher corporate development and communication costs of $0.1 million, higher general and administrative expenses of $0.1 million, offset by lower stock-based compensation of $0.1 million. The increased corporate costs are a result of the Company's growth and increased activities. Expenditures on mineral properties increased from $11 million in the third quarter of 2004 to $27 million in the same period in 2005.

The Company had a net loss of $8.4 million (or $0.13 per share) for the nine months ended August 31, 2005, compared with a net loss of $7.1 million (or $0.12 per share) for the same period in 2004. The $1.3 million increase in net loss is due mainly to a reduction of net revenues by $0.5 million, an increase of expenses of $0.4 million and a net loss of $0.3 million from an equity investment. The largest expense item for both years was the non-cash stock-based compensation expense of $4.3 million in 2005 and $5.8 million in 2004.

Selected Financial Data

The following quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Management’s Discussion and Analysis

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	8/31/05	5/31/05	2/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03
	$	$	$	$	$	$	$	$

Net revenues	1,074	409	515	946	1,207	581	735	575
Loss for the quarter	(1,451)	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)
Loss per share - basic and diluted	(0.02)	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)
Net expenditures on mineral
properties and related deferred costs(1)
USA	4,145	2,735	1,613	3,852	3,153	970	480	2,916
Canada	22,232	6,442	2,859	7,621	92,980(2)	1,553	437	(109)

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries, adjustments and option pay- ments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the third quarter ended August 31, 2005, the Company expended gross $26.9 million on mineral properties and related deferred costs. Of this amount, $22.2 million related to spending on development activities at the Galore Creek project located in Northern British Columbia. The Company expended $1.0 million on engineering and environmental permitting at the Rock Creek project located in Nome, Alaska and at the Big Hurrah project, located near Rock Creek, the Company expended $1.4 million this quarter on exploration. The Company also expended $1.9 million on drilling at the Ambler project.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants, corporate development and communication costs, wages and benefits, professional fees and the write-offs of mineral property costs previously capitalized. The majority of the Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first three quarters of 2005.

Liquidity and Capital Resources

The Company expended $5.0 million on net operating activities during the nine months ended August 31, 2005 compared with $3.8 million during the same period in 2004. The largest element of the increase was the increase in cash flows used for operations before changes in non-cash working capital.

The Company received net proceeds of $60.0 million from a private placement and the exercise of stock options during the nine months ended August 31, 2005 compared with $5.8 million from the exercise of stock options and warrants and the issuance of shares associated with the acquisition of SpectrumGold Inc. during the same period in 2004. On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008.

The Company expended $45.4 million on investing activities during the nine months ended August 31, 2005 compared with $10.9 million during the same period in 2004. During the period, the Company expended a total of $42.4 million on mineral properties and related deferred costs. The majority of the mineral property expenditures occurred at the Galore Creek and Rock Creek projects. As at August 31, 2005, the Company had completed 37,000 meters of drilling at Galore Creek with the majority of the expenditures being direct drilling, helicopter support, personnel and camp costs. The Company is also working on a Pre-Feasibility level study that will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from the independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch. At Rock Creek, the Company is working on engineering and environmental permitting to advance the project to a construction decision in the first half of 2006. Expenditures have also been made at the Big Hurrah project, located near Rock Creek, with an objective to define additional resources that could be processed at the anticipated Rock Creek mill facilities. While at the Ambler project, the Company is undertaking an in-fill drilling program in preparation for completion of a 43-101 compliant resource estimate.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Management’s Discussion and Analysis

The Company also purchased property, plant and equipment totaling $7.4 million compared with $0.6 million during the previous year. The Company had begun purchasing the mobile fleet and other equipment in anticipation of a construction decision at Rock Creek in early 2006. The Company had also purchased 5,374,544 shares in US Gold Corp. for US$2.7 million during the quarter.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At August 31, 2005, the Company's aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company's leased head office and certain office equipment. The future minimum lease payments at the quarter end are approximately as follows:

in thousands of Canadian dollars
$
2005	53
2006	289
2007	295
2008	295
2009	295
Thereafter	2,074

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At August 31, 2005 the Company had unrestricted cash and cash equivalents of $65.8 million. The Company completed a bought deal private placement for net proceeds of $59 million and all funds have been invested in high quality commercial paper or bank paper with terms of less than three months that can be easily liquidated. The Company intends to use the proceeds from the private placement for exploration and development work on the Galore Creek and Rock Creek projects and general corporate purposes.

As announced in the second quarter, the Company has increased its 2005 budget at the Galore Creek project from $25 million to at least $40 million, including a program targeting 60,000 meters of drilling and significant project engineering and environmental work. The specific objectives are to complete a pre-feasibility level assessment of the project by the second half of 2005, to complete an in-fill drilling pro-gram to upgrade the in-pit inferred mineralization into indicated mineralization, to complete all field engineering studies required to complete a feasibility study by the second half of 2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by early 2006, and to continue to build on our relationship with the Tahltan First Nations including reaching a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study using the services of the independent engineering firm Norwest Corporation is ongoing. The Company completed additional in-fill drilling and metallurgical testwork as part of the final feasibility study and has decided to include mining from the Big Hurrah deposit as part of the study. A budget of US$4 million was planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million was anticipated to be expended, mainly on drilling, at the Big Hurrah project located 45 miles from Rock Creek. Although the studies and permitting are not complete the Company, as previously announced, has commenced purchasing certain critical mobile and other equipment to be able to begin construction at Rock Creek immediately upon completion of permitting which is targeted for early 2006. The potential commitment on these items in 2005 is expected not to exceed US$20 million and as at August 31, 2005 US$5.9 million had been spent.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to a Preliminary Economic Assessment level study by continuing the drilling program to define the resource, completing transportation and energy studies and increasing the resource base by testing possible ore zone extensions defined through deposit modeling.

At the Donlin Creek project, no financial contribution is required by NovaGold in 2005 for the project but Placer Dome budgeted to expend US$13 million on a 20,000 meter drill program to increase inferred resources to the indicated category, on detailed engineering and design, and on environmental assessment documentation for development of the project, and completion of a pre-feasibility level study. The drill program is complete, with 21,000 meters drilled, and final results are pending. Placer Dome has indicated they will complete a Pre-Feasibility level study in early 2006.

Related Party Transactions

In March 2005, the Company sold its subsidiary, 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties to Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. Concurrent with the transfer, the Company's CEO was appointed to the board of directors of Alexco. The proceeds from the sale of BC Ltd were common shares in Alexco recorded at a fair value of $2.76 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Management’s Discussion and Analysis

sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. The Company intends to option back certain exploration rights to the Brewery Creek property, without assuming reclamation liabilities, from the purchaser, however, no final agreement has been signed at this time.

The Company has determined that it has significant influence in Alexco and has accounted for the investment using the equity method. The Company's proportionate share of income and expenses was recorded and a corresponding entry was made to the investment account. During the quarter the Company recorded $0.3 million of net losses as a result of equity accounting.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

Stock-based Compensation
CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870) establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including, non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

The Company's accounting policies are described in Note 2 to the Company's 2004 audited consolidated financial statements which can be found on the Company's website: www.novagold.net or on SEDAR: www.sedar.com.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Management’s Discussion and Analysis

are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Consolidated Balance Sheets - Unaudited

	in thousands of Canadian dollars
	August 31	November 30
	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	65,842	56,142
Restricted cash	785	469
Accounts receivable	212	192
Amounts receivable from related party	13	13
Inventory	31	39
Temporary investments (market value - $9,244,000)	3,534	-
Deposits and prepaid amounts	2,548	1,174
	72,965	58,029

Accounts and officer loan receivable	697	710
Land	1,754	1,757
Property, plant and equipment	8,901	1,131
Mineral properties and related deferred costs (note 3 )	187,152	147,126
Investments (note 3)	4,148	1,641
Reclamation deposit	105	105
	275,722	210,499

Liabilities
Current liabilities
Accounts payable and accrued liabilities	14,966	6,867
Loan payable	200	200
Reclamation payable	746	899
	15,912	7,966

Officer loan payable	191	204
Deferred tenant inducements	452	-
Deferred income	9	21
Provision for reclamation costs	536	536
Future income taxes (note 4)	36,994	30,262
	54,094	38,989

Shareholders' equity
Share capital (note 4)	292,186	247,511
Contributed surplus	820	820
Stock-based compensation (note 5)	9,880	5,811
Warrants (note 4)	9,759	-
Deficit	(91,017)	(82,632)
	221,628	171,510
	275,722	210,499
Nature of operations (note 1)

(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars, except for per share amounts
	Three Months Ended		Nine Months Ended
	August 31		August 31
	2005	2004	2005	2004
	$	$	$	$

Revenue
Land, gravel, gold and other revenue	863	1,048	1,209	1,665
Interest income	367	280	1,022	1,015
	1,230	1,328	2,231	2,680

Cost of sales	156	121	233	157
	1,074	1,207	1,998	2,523
Expenses and other
Corporate development and communication	231	155	910	547
Exploration and mineral property write-downs	530	-	530	-
Foreign exchange (gain) loss	3	(58)	(81)	-
General and administrative	516	434	1,608	1,476
Mineral property recovery in excess of costs	-	-	-	(109)
Professional fees	172	166	732	621
Stock-based compensation (note 5)	127	336	4,336	5,788
Wages and benefits	687	449	2,089	1,428
	2,266	1,482	10,124	9,751

Loss from equity investment	259	-	259	-
Minority interest	-	11	-	(115)

Loss for the period	(1,451)	(286)	(8,385)	(7,113)
Deficit - Beginning of period	(89,566)	(81,083)	(82,632)	(74,256)

Deficit - End of period	(91,017)	(81,369)	(91,017)	(81,369)
Loss per share
Basic and diluted	(0.02)	(0.00)	(0.13)	(0.12)

Weighted average number of shares	67,221,488	58,659,954	66,796,006	58,152,426

(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Consolidated Statements of Cash Flows - Unaudited

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Nine Months Ended
	August 31		August 31
	2005	2004	2005	2004
	$	$	$	$

Cash flows from (used in) operating activities
Loss for the period	(1,451)	(286)	(8,385)	(7,113)
Items not affecting cash
Amortization	34	49	114	143
Foreign exchange (gain) loss	3	(58)	(81)	-
Mineral property recovery in excess of costs	-	-	-	(109)
Loss from equity investment	259	-	259	-
Mineral property write-down	491	-	491	-
Minority interest	-	(11)	-	115
Stock-based compensation	127	336	4,336	5,788
	(537)	30	(3,266)	(1,176)
Net change in non-cash working capital
Increase in accounts receivables, deposits and prepaid amounts	(203)	(222)	(1,381)	(662)
Decrease in inventory	9	6	8	2
Decrease in accounts payable and accrued liabilities	(190)	(460)	(332)	(1,962)
	(921)	(646)	(4,971)	(3,798)

Cash flows from financing activities
Proceeds from issuance of common shares - net	58,906	399	60,034	6,531
SpectrumGold Inc. acquisition costs	-	(758)	-	(758)
	58,906	(359)	60,034	5,773
Cash flows used in investing activities
Acquisition of property, plant and equipment	(6,655)	(37)	(7,429)	(586)
Expenditures on land improvements	-	-	-	(74)
Expenditures on mineral properties and related deferred costs - net	(26,868)	(11,261)	(42,417)	(14,667)
Increase in accounts payable and accrued liabilities related
to mineral properties	6,642	5,631	8,253	6,028
Decrease/(increase) in restricted cash	5	(5)	(316)	(415)
Investments	(3,533)	-	(3,535)	(1,180)
	(30,409)	(5,672)	(45,444)	(10,894)

Effect of exchange rate on cash and cash equivalents	(3)	58	81	-
Change in cash and cash equivalents during the period	27,573	(6,619)	9,700	(8,919)
Cash and cash equivalents - Beginning of the period	38,269	57,447	56,142	59,747
Cash and cash equivalents - End of the period	65,842	50,828	65,842	50,828

Supplemental disclosure
Sale of subsidiary for common shares	-	-	2,766	-
Stock-based compensation realized	-	-	267	-
Shares issued for option agreement	-	-	864	-

(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Notes to Consolidated Financial Statements - Unaudited

1. Nature of operations

NovaGold Resources Inc. (the “Company”) is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Management believes that the Company will be able to meet its minimum operating and capital commitments in the upcoming year from existing working capital. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2004 Annual Report and have been consistently followed in the preparation of these financials statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004 whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company. These consolidated financial statements should be read in conjunction with the Company's 2004 audited consolidated financial statements.

The Company's accounting policy for investments has been expanded to include accounting for investments acquired since November 30, 2004. When no significant influence exists the Company accounts for its investments in shares of other resource companies as long-term investments and records the investment at cost unless an other-than-temporary decline in value has been determined, in which case the investment is written down to market value. When the Company has significant influence the investment is accounted using the equity method. The Company's proportionate share of income and expenses are recorded and a corresponding entry is made to the investment account. Investments that are expected to be sold within one year are recorded as temporary investments and carried at the lower of cost and market.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Notes to Consolidated Financial Statements - Unaudited

3. Mineral properties and related deferred costs

For the nine months ended August 31, 2005:
			in thousands of Canadian dollars
	Balance -				Balance -
	November 30,		Write-Down	(1)	August 31,
	2004	Expenditures	Adjustment	(2)	2005
	$	$	$		$

Alaska, USA
Donlin Creek	17,421	-	-		17,421
Rock Creek	14,070	3,058	-		17,128
Shotgun	4,059	-	-		4,059
Ambler	2,371	2,709	-		5,080
Big Hurrah	789	2,585	-		3,374
Nome Gold	196	29	-		225
Other	267	603	(491)	(1)	379

Yukon and British Columbia, Canada
Galore Creek	104,388	33,123	-		137,511
Copper Canyon	785	1,156	-		1,941
Brewery Creek	1,559	16	(1,575)	(2)	-
McQuesten	1,091	3	(1,094)	(2)	-
Other	130	-	(96)	(2)	34
	147,126	43,282	(3,256)		187,152

In March 2005, the Company sold 650399 BC Ltd (BC Ltd), which holds the Company's Yukon and British Columbia assets other than Galore Creek and its adjacent properties. The purchaser is Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. Concurrent with the transfer, the Company's CEO was appointed to the board of directors of Alexco. The proceeds from the sale of BC Ltd are common shares in Alexco recorded at a fair value of $2.76 million, plus a cash payment equal to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the book value of the assets in BC Ltd and thus there is no gain or loss on the sale. The Company intends to option back certain exploration rights to the Brewery Creek proper-ty from the purchaser, however, no final agreement has been signed at this time.

The Company has determined it has significant influence in Alexco and is accounting for the investment using the equity method. During the quarter the Company recorded its proportionate share of net losses totalling $259,000.

During the quarter, the Company has written down capitalized expenditures of $491,000 related to the Thunder Mountain project in Nevada.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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Notes to Consolidated Financial Statements - Unaudited

4. Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars
	Number of	Ascribed
Issuance of common shares	shares	value
		$

Balance at November 30, 2004	65,702,193	247,511
Issued in quarter
For cash and fair value pursuant to option agreements	340,629	1,030
Pursuant to property agreement	74,074	864
Future income taxes related to flow-through shares	-	(6,732)
Balance at February 28, 2005	66,116,896	242,673
Issued in quarter
For cash and fair value pursuant to stock option agreements	200, 370	366
Balance at May 31, 2005	66,317,266	243,039
Issued in quarter
Pursuant to private placement	6,260,000	58,906
Fair value allocated to warrants	-	(9,759)
Balance at August 31, 2005	72,577,266	292,186

On October 28, 2004 the Company issued 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. Guidelines related to FTS accounting were issued by the Emerging Issues Committee (EIC) of the CICA under EIC 146. In accordance with EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions forgone by the Company.

In February 2005, the Company renounced $20,000,020 under the flow-through shares program and recorded net future income taxes of $6.7 million. Consequently, the Company recognized a reduction in share capital and increase in future income taxes of $6.7 million. On September 30, 2005 the Company filed confirmation that it had completed the required $20,000,020 of flow-through expenditures. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset the Company will recognize that asset and related income tax recovery at that time.

On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. A total of 3,130,000 share purchase warrants were issued and each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. The syndicate of underwriters received a 5% commission and 313,000 brokers warrants entitling the holders to acquire one common share of the Company at a price of $11.00 on or before July 7, 2006.

The special warrants contained multiple equity components consisting of common shares and share purchase warrants. The share purchase warrants and brokers warrants were fair valued at $9,759,000 using the Black-Scholes model based on an average risk-free interest rate between 3.08% -3.14%, expected life between 1 and 2.5 years and expected volatility of 56%. The remainder of the proceeds were applied to the common shares.

5. Stock-based compensation

The Company has a stock option plan providing for the issuance of up to 9,000,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

The Company granted 25,000 stock options during the quarter ended August 31, 2005. For the three and nine months ended August 31, 2005 the Company has recognized a stock-based compensation charge of $127,000 and $4,336,000 respectively for options granted to directors, employees and service providers, in accordance with CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870). Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options. The fair value of the stock options was calculated using the Black-Scholes model with following assumptions.

Nine months ended August 31, 2005
Average risk-free interest rate	2.94% - 3.04%
Expected life	1.85 years
Expected volatility	56% - 58%
Expected dividends	Nil

6. Segmented information

The Company's revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations located in Nome, Alaska. The Company's exploration assets are located in the United States and Canada and the geographical breakdown is show in note 3.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005
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